UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

January 17, 2013
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

On January 17, 2013, Raymond James & Associates ("RJA"), (a wholly owned subsidiary of Raymond James Financial, Inc.) issued the following press release:

Raymond James & Associates, the traditional employee broker/dealer of Raymond James Financial, Inc., (NYSE-RJF) has introduced a new simplified and product-neutral compensation plan for its advisors (both RJA and legacy Morgan Keegan) to take effect in October of 2013 for existing advisors and immediately for any advisors joining the firm after January 14, 2013.

"After several years of soliciting feedback and direction from advisors as well as studying the market and giving careful consideration to timing, we are implementing a new payout grid for implementation in fiscal year 2014," said Tash Elwyn, president of Raymond James & Associates Private Client Group. "The new plan achieves our goal of delivering even greater transparency in our compensation structure while retaining our extremely competitive position within the industry."

 "We remain committed to the "one-page" grid and making few, if any, changes over time - in fact, there have been no significant changes in my nearly 20-year tenure with the firm," added Elwyn.

"Advisors join Raymond James and stay with us for many reasons, including our well-managed, stable parent company, client service focus, and strong technology platform. Most important, they appreciate our AdvisorChoice promise to respect advisors' relationships with their clients. That means avoiding dictates on account size or incentives for specific products and recognizing that as far as anyone can "own" a client relationship, the advisor does," Elwyn noted. "This new compensation structure adds to our already strong competitive advantages and positions us for additional growth."

Item 9.01 Financial Statements and Exhibits

(d) The following is filed as an exhibit to this report:

Exhibit No.

99.1 Raymond James & Associates Compensation Grid, effective September 23, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: January 17, 2013   By: /s/ Jeffrey P. Julien

Jeffrey P. Julien
Executive Vice President - Finance,
Chief Financial Officer and Treasurer

EXHIBIT 99.1

RAYMOND JAMES & ASSOCIATES COMPENSATION GRID

Effective September 23, 2013

Trailing 12 Gross Commission		Payout Percentage
—	200,000	20%
200,000	225,000	25%
225,000	250,000	27%
250,000	300,000	32%
300,000	350,000	40%
350,000	400,000	41%
400,000	500,000	42.5%
500,000	600,000	44%
600,000	800,000	44.5%
800,000	1,000,000	45%
1,000,000	1,500,000	45.5%
1,500,000	2,500,000	46%
2,500,000	3,500,000	47%
3,500,000	5,000,000	48%
5,000,000	100,000,000	50%

NOTES

- This payout schedule is applicable only to financial advisors with at least seven years industry service. If industry service is less than seven years and the financial advisor is not a participant in the Raymond James NFA program, their payout will be determined by their divisional director.

- Regardless of production level, the following products are paid according to the following schedule:
    - Collar Transactions - 50%
    - Investment Banking Referral Fees - 70%

- Raymond James & Associates' standard discounting policy for equity, fixed income and option transactions is as follows:
    - Trades with a gross commission of $100 or more receive full payout;
    - Trades with a gross commission between the client minimum and $100 receive 25% payout;
    - Trades with a gross commission below the client minimum receive no payout.
    - Client minimum applies to Equity, Option and Fixed Income products. The minimum is currently $75 for Equities and Fixed Income products and $60 for Options.

- No transaction charges are deducted from gross commission prior to determining payout. Payouts are calculated at the above percentages. Production levels are computed on a trailing-12-months basis, adjusted quarterly the month following the end of each fiscal quarter. While there is no retroactive adjustment, the entire payout is adjusted prospectively, which is different from many firms who pay on an incremental basis when changing brackets. To compare total commission compensation with that of other firms, the payout schedule should be considered in conjunction with the fact that the gross commission credit on investment products includes all selling concessions, that substantial deferred commission bonuses are accrued and that there are no transaction charges deducted.

RAYMOND JAMES